Bradley Reed, P.C. To Call Writer Directly: +1 312 862 7351 bradley.reed@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

February 9, 2021

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tracey McKoy

Kevin Vaughn

Jeffrey Gabor

Joe McCann

Re:	Diversey Holdings, Ltd.

Amendment No. 1 to Draft Registration Statement on on Form S-1

Submitted January 15, 2021

CIK No. 0001831617

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Diversey Holdings, Ltd., an exempted company incorporated under the laws of the Cayman Islands (the “Company,” “we,” “us” or “our”), has today confidentially submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 2 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated February 2, 2021, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the Amendment that addresses the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Beijing Boston Dallas Hong Kong Houston London Los Angeles Munich New York Palo Alto Paris San Francisco Shanghai Washington, D.C.

Securities and Exchange Commission February 9, 2021 Page 2

Prospectus Summary, page 1

1.            We note your response to prior comment 2 indicating that Bain will not have any formal duties, obligations or roles beyond that of a controlling shareholder upon completion of the offering. Accordingly, please revise to remove the reference to Bain as your "equity sponsor".

Response

In response to the Staff’s comment, the Company has removed references to Bain as the Company’s “equity sponsor” throughout the Amendment.

2.            We note your revised disclosure on page 9 highlighting the “FCF conversion” metric. Please revise to provide the following information concerning the metric: (i) the reasons the metric is useful to investors, (ii) how management uses the metric in managing or monitoring the performance of the business and (iii) whether there are underlying estimates or assumptions that are necessary to understanding the metric or calculation. For additional guidance, refer to SEC Release No. 33- 10751.

Response

The Company acknowledges the Staff’s comment. The Company has replaced prior references to “FCF conversion” with “unlevered cash flow,” and has provided a reconciliation to its most directly comparable GAAP metric and disclosure responsive to this comment on page 17 of the Amendment.

Summary Condensed Consolidated and Combined Financial Data, page 10

3.            We note your response to prior comment 4 from our letter dated December 9, 2020. You state that you updated disclosure to correct the placement of the line item for goodwill impairment as an adjustment in the calculation of non-GAAP consolidated Adjusted EBITDA. However, on page F-72 it appears that impairment of goodwill continues to be an adjustment line item in your reconciliation to EBITDA, even though the $68.5 million has been removed from the EBITDA amount of $76.9 million for 2018. Please amend your filing to remove this adjustment line item.

Securities and Exchange Commission February 9, 2021 Page 3

Response

The Company acknowledges the Staff’s comment and has revised its disclosure accordingly.

Annual Cash Incentive Awards, page 105

4.            Please revise to explain how the “Global Free Cash Flow” metric is calculated so that it is clear how it tracks the total revenue generated by your business and emphasizes the need for continuous improvement in cash management. Also, revise to disclose the 2020 Global Free Cash Flow targets applicable to each NEO and the corresponding performance achieved for the years.

Response

The Company acknowledges the Staff’s comment and has added disclosure to page 115 of the Amendment to explain how “Global Free Cash Flow” is calculated. The Company respectfully submits to the Staff that it states that the table containing the targets on page 115 of the Amendment applies to all NEO’s except Mr. Verheul, and that the disclosure surrounding Mr. Verheul’s specific targets appear below such table. Lastly, the Company acknowledges the comment regarding performance achieved, and will include the required disclosure in a subsequent amendment to its Registration Statement that includes the audited financials of the Company for fiscal year ended December 31, 2020.

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Securities and Exchange Commission February 9, 2021 Page 4

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact Bradley C. Reed, P.C. at (312) 862-312-7351 or Alexander M. Schwartz at (312) 862-2578.

Sincerely,

/s/ Bradley C. Reed, P.C.

Bradley C. Reed, P.C.

cc:	Philip Wieland

Chief Executive Officer, Diversey Holdings, Ltd.